# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COREWEAVE, INC., CIK 0001769628
CUSIP: 21873S108
Title of class of securities: Class A Common Stock, par value $0.000005 per share
Address of issuer's principal executive offices: 290 West Mt. Pleasant Avenue, Suite 4100, Livingston, New Jersey (NJ), 07039
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001415889-25-013298
Filed by CIK 0002058037

## Reporting persons
- Michael N Intrator: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 27,531,884; shared voting power 23,449,276; sole dispositive power 27,531,884; shared dispositive power 23,449,276; aggregate amount beneficially owned 50,981,160 (10.1% of the class)
  Comment: The total reported in Rows 5 and 7 includes: (i) 3,138,612 shares of Class A common stock of CoreWeave, Inc. (the "Issuer") directly held by Mr. Intrator; (ii) 21,867,489 shares of Class B common stock of the Issuer directly held by Mr. Intrator; (iii) 2,502,340 shares issuable upon exercise of stock options which are vested and exercisable within 60 days of June 30, 2026; and (iv) 23,443 shares of the Issuer's Class A common stock underlying restricted stock units that will vest and settle within 60 days of June 30, 2026. The aforementioned stock options are exercisable for shares of Class A common stock and thereupon may be exchanged on a one-for-one basis for shares of the Issuer's Class B common stock pursuant to an agreement between Mr. Intrator and the Issuer. The reported total in Rows 6 and 8 consists of 23,449,276 shares of Class B common stock held directly by Omnadora Capital LLC ("Omnadora"). Mr. Intrator serves as the sole manager of Omnadora's managing member, Omnadora Management LLC ("Omnadora Management") and he may be deemed to exercise voting and investment discretion over securities held by Omnadora in such capacity.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the U.S. Securities and Exchange Commission (the "SEC") on May 8, 2026.
- Patricia A. Intrator: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 365,200; shared voting power 7,003,267; sole dispositive power 365,200; shared dispositive power 7,003,267; aggregate amount beneficially owned 7,368,467 (1.5% of the class)
  Comment: The total reported in Rows 5 and 7 includes 365,200 shares of Class B common stock held directly by Mrs. Intrator. The reported total in Rows 6 and 8 includes: (i) 4,576,000 shares of Class B common stock held directly by the Intrator Family GST-Exempt Trust (the "GST Trust"); (ii) 2,290,320 shares of Class B common stock held directly by the Intrator Family Trust (the "Family Trust"); and (iii) 136,947 shares of Class B common stock held directly by the PMI 2024 F&F GRAT (the "PMI GRAT"). Mrs. Intrator serves as co-trustee of the GST Trust and the Family Trust and as trustee of the PMI GRAT and may be deemed to exercise voting and investment discretion over the reported securities in such capacities.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026.
- Intrator Family GST-Exempt Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 4,576,000; sole dispositive power 0; shared dispositive power 4,576,000; aggregate amount beneficially owned 4,576,000 (0.9% of the class)
  Comment: The reported total in Rows 6 and 8 includes 4,576,000 shares of Class B common stock held directly by the GST Trust, of which Mr. Intrator's spouse serves as co-trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026.
- Intrator Family Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 2,290,320; sole dispositive power 0; shared dispositive power 2,290,320; aggregate amount beneficially owned 2,290,320 (0.5% of the class)
  Comment: The reported total in Rows 6 and 8 includes 2,290,320 shares of Class B common stock held directly by the Family Trust, of which Mr. Intrator's spouse serves as co-trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026.
- Omnadora Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 23,449,276; sole dispositive power 0; shared dispositive power 23,449,276; aggregate amount beneficially owned 23,449,276 (4.7% of the class)
  Comment: The reported total in Rows 6 and 8 includes 23,449,276 shares of Class B common stock held directly by Omnadora. Mr. Intrator serves as the sole manager of Omnadora's managing member, Omnadora Management.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026.
- Omnadora Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 23,449,276; sole dispositive power 0; shared dispositive power 23,449,276; aggregate amount beneficially owned 23,449,276 (4.7% of the class)
  Comment: The reported total in Rows 6 and 8 includes 23,449,276 shares of Class B common stock held directly by Omnadora. Omnadora Management is the managing member of Omnadora, and Mr. Intrator serves as Omnadora Management's sole manager. As such, Omnadora and Mr. Intrator may each be deemed to exercise voting and investment discretion over the securities directly held by Omnadora.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026.
- PMI 2024 F&F GRAT: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 136,947; sole dispositive power 0; shared dispositive power 136,947; aggregate amount beneficially owned 136,947 (0% of the class)
  Comment: The reported total in Rows 6 and 8 includes 136,947 shares of Class B common stock held directly by the PMI GRAT, of which Mr. Intrator's spouse serves as trustee.
  
  The percentage reported in Row 11 represents direct beneficial ownership of less than one tenth of one percent of the Issuer's Class A common stock and was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 8, 2026.

## Item 1. Issuer
Name of issuer: COREWEAVE, INC.
Address of issuer's principal executive offices: 290 West Mt. Pleasant Avenue, Suite 4100, Livingston, NJ, 07039.

## Item 2. Person Filing
Name of person filing:
Michael N. Intrator, an Individual ("Mr. Intrator")
Patricia A. Intrator, an Individual ("Mrs. Intrator")
Intrator Family GST-Exempt Trust, a trust formed under the laws of New York (the "GST Trust")
Intrator Family Trust, a trust formed under the laws of New York (the "Family Trust")
Omnadora Capital LLC, a Delaware limited liability company ("Omnadora")
Omnadora Management LLC, a Delaware limited liability company ("Omnadora Management"), and
PMI 2024 F&F GRAT, a trust formed under the laws of New York (the "PMI GRAT" and, together with Mr. Intrator, Mrs. Intrator, the GST Trust, the Family Trust, Omnadora, and Omnadora Management, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

290 West Mt. Pleasant Avenue, Suite 4100
Livingston, NJ 07039
Citizenship: Mr. Intrator and Mrs. Intrator are citizens of the United States of America. Each of the GST Trust, the Family Trust, and the PMI GRAT is formed and established in the State of New York. Each of Omnadora and Omnadora Management is organized in the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of June 30, 2026, the Reporting Persons may be deemed to beneficially own an aggregate 58,349,627 shares of the Issuer's capital stock.

As of June 30, 2026, Mr. Intrator was the direct beneficial owner of 27,531,884 of the shares of the Issuer's securities described in the preceding paragraph, which consist of: (i) 3,138,612 shares of the Issuer's Class A common stock; (ii) 21,867,489 shares of the Issuer's Class B common stock; (iii) 2,502,340 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days of June 30, 2026; and (iv) 23,443 shares of the Issuer's Class A common stock underlying restricted stock units that will vest and settle within 60 days of June 30, 2026. The aforementioned stock options are exercisable for shares of Class A common stock and thereupon may be exchanged on a one-for-one basis for shares of the Issuer's Class B common stock pursuant to an agreement between Mr. Intrator and the Issuer. All shares of the Issuer's Class B common stock are convertible on a one-for-one basis into shares of the Issuer's Class A common stock at any time, at the election of the holder or automatically upon certain transfers, whether or not for value, and may be subject to mandatory conversion upon the occurrence of certain events described in the Issuer's amended and restated certificate of incorporation.

As of June 30, 2026, Mr. Intrator was the indirect beneficial owner of 23,449,276 of the shares of the Issuer's securities described in the second paragraph of this Item 4(a), which consist entirely of shares of Class B common stock directly held by Omnadora. Mr. Intrator serves as the sole manager of Omnadora's managing member, Omnadora Management and may be deemed to exercise voting and investment discretion over securities held by Omnadora. However, notwithstanding the filing of this Statement, Mr. Intrator and Omnadora Management disclaim beneficial ownership of securities directly held by Omnadora for purposes of Section 16 of the Exchange Act, except to the extent of their pecuniary interest therein.

As of June 30, 2026, Mrs. Intrator was the direct beneficial owner of 365,200 of the securities described in the second paragraph of this Item 4(a) and the indirect beneficial owner of: (i) 4,576,000 shares of Class B common stock directly held by the GST Trust; (ii) 2,290,320 shares of Class B common stock directly held by the Family Trust; and (iii) 136,947 shares of Class B common stock directly held by the PMI GRAT. Mrs. Intrator serves as co-trustee of the GST Trust and the Family Trust and as trustee of the PMI GRAT, and she may be deemed to exercise voting and investment discretion over securities held by the GST Trust, the Family Trust, and the PMI GRAT in such capacities.

Additionally, as of June 30, 2026, each of the following Reporting Persons may also be deemed to share beneficial ownership with Mr. or Mrs. Intrator over the following portions of the aggregate number of securities described in the second paragraph of this Item 4(a), all of which securities are currently held as Class B common stock: (i) the GST Trust directly beneficially owns 4,576,000 shares thereof; (ii) the Family Trust directly beneficially owns 2,290,320 shares thereof; (iii) Omnadora, as the direct holder of record, and Omnadora Management, indirectly as its managing member, beneficially own 23,449,276 thereof; and (iv) the PMI GRAT directly beneficially owns 136,947 thereof.
Percent of class:
As of June 30, 2026, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 11.6% of the Issuer's outstanding Class A common stock. Of that total, beneficial ownership was attributable as follows:

Mr. Intrator: 10.1%
Mrs. Intrator: 1.5%
GST Trust: 0.9%
Family Trust: 0.5%
Omnadora: 4.7%
Omnadora Management: 4.7%
PMI GRAT: 0.0% (Less than one tenth of 1%)

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 447,573,939 shares of the Issuer's Class A common stock outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the U.S. Securities and Exchange Commission (the "SEC") on May 8, 2026.
Sole power to vote or to direct the vote:
Mr. Intrator: 27,531,884
Mrs. Intrator: 365,200
GST Trust: 0
Family Trust: 0
Omnadora: 0
Omnadora Management: 0
PMI GRAT: 0
Shared power to vote or to direct the vote:
Mr. Intrator: 23,449,276
Mrs. Intrator: 7,003,267
GST Trust: 4,576,000
Family Trust: 2,290,320
Omnadora: 23,449,276
Omnadora Management: 23,449,276
PMI GRAT: 136,947
Sole power to dispose or to direct the disposition:
Mr. Intrator: 27,531,884
Mrs. Intrator: 365,200
GST Trust: 0
Family Trust: 0
Omnadora: 0
Omnadora Management: 0
PMI GRAT: 0
Shared power to dispose or to direct the disposition:
Mr. Intrator: 23,449,276
Mrs. Intrator: 7,003,267
GST Trust: 4,576,000
Family Trust: 2,290,320
Omnadora: 23,449,276
Omnadora Management: 23,449,276
PMI GRAT: 136,947

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Michael N Intrator: /s/ Michael N. Intrator, Michael N. Intrator/an Individual (08/14/2026)
- Patricia A. Intrator: /s/ Patricia A. Intrator, Patricia A. Intrator/an Individual (08/14/2026)
- Intrator Family GST-Exempt Trust: /s/ Patricia A. Intrator, Patricia A. Intrator/Co-Trustee (08/14/2026)
- Intrator Family Trust: /s/ Patricia A. Intrator, Patricia A. Intrator/Co-Trustee (08/14/2026)
- Omnadora Capital LLC: /s/ Michael N. Intrator, Michael N. Intrator/Manager of Omnadora Management LLC, its Managing Member (08/14/2026)
- Omnadora Management LLC: /s/ Michael N. Intrator, Michael N. Intrator/Manager (08/14/2026)
- PMI 2024 F&F GRAT: /s/ Patricia A. Intrator, Patricia A. Intrator/Trustee (08/14/2026)